UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ACCELERON PHARMA INC.

(Name of Subject Company)

ACCELERON PHARMA INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00434H108

(CUSIP Number of Common Stock)

Habib J. Dable

President and Chief Executive Officer

Acceleron Pharma Inc.

128 Sidney Street

Cambridge, Massachusetts 02139

(617) 649-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Christopher D. Comeau Marc Rubenstein Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following documents related to the proposed acquisition of Acceleron Pharma Inc. (the “Company”), pursuant to the terms of an Agreement and Plan of Merger, dated as of September 29, 2021, by and among the Company, Merck Sharp & Dohme Corp. (“Parent”) and Astros Merger Sub, Inc. (“Purchaser”).

1.	Joint Press Release issued by the Company and Parent on September 30, 2021 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K as filed by Acceleron Pharma Inc. with the SEC on September 30, 2021 (File No. 001-36065)).

2.	Email from Habib Dable, the President and Chief Executive Officer of the Company, to the Company’s Employees, dated September 30, 2021.

3.	Employee Q&A, dated September 30, 2021.

4.	Letter to Vendors, Service Providers and Collaborators, dated September 30, 2021.

5.	Email to Key Opinion Leaders, dated September 30, 2021.

Items #1-5 listed above were first used or made available on September 30, 2021. In addition, the information set forth under Items 1.01, 5.02, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on September 30, 2021 (including all exhibits attached thereto) are incorporated herein by reference.

Exhibit No.	Description

99.1	Joint Press Release issued by the Company and Parent on September 30, 2021 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K as filed by Acceleron Pharma Inc. with the SEC on September 30, 2021 (File No. 001-36065)).

99.2	Email from Habib Dable, the President and Chief Executive Officer of the Company, to the Company’s Employees, dated September 30, 2021.

99.3	Employee Q&A, dated September 30, 2021.

99.4	Letter to Vendors, Service Providers and Collaborators, dated September 30, 2021.

99.5	Email to Key Opinion Leaders, dated September 30, 2021.